FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 25, 2007

Item 3: News Release:

A news release dated and issued on January 25, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold announces non-brokered private placement.

Item 5: Full Description of Material Change:

January 25, 2007 (Vancouver, BC) - Freegold Ventures Limited (the "Company") announces a non-brokered private placement of up to 5,100,000 units for gross proceeds of $2,805,000.   Each unit will be priced at  $0.55 and will consist of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share exercisable for 24 months from date of closing.  The Company will have the right to accelerate the warrant expiration on 30 days written notice in the event that after 6 months the closing bid price of the shares is equal to or above $1.10 per share for any consecutive 20-day period.  A finder’s fee of up to 6% may be paid in cash.  Proceeds from this financing shall be used to fund the on-going drilling and exploration programs at the Company’s Almaden and Golden Summit projects and for general working capital purposes.

The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of January, 2007.